Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-155729

November 30, 2010

Kite Realty Group Trust

8.250% Series A Cumulative Redeemable Perpetual Preferred

Shares of Beneficial Interest

(Liquidation Preference $25 Per Share)

Pricing Term Sheet

November 30, 2010

Issuer:	Kite Realty Group Trust

Security:	8.250% Series A Cumulative Redeemable Perpetual Preferred Shares of Beneficial Interest

Size:	2,600,000 shares (2,990,000 shares if the option to purchase additional shares is fully exercised)

Public Offering Price:	$25.00 per share; $65,000,000 total (not including the option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.7875 per share; $2,047,500 total (not including the option to purchase additional shares)

Joint Book-Running Managers:	Citigroup Global Markets Inc. and Raymond James & Associates, Inc.

Joint Lead Managers:	KeyBanc Capital Markets, Inc. and RBC Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp., RBS Securities Inc., Janney Montgomery Scott LLC

Maturity Date:	Perpetual

CUSIP/ISIN:	49803T201/US49803T2015

Trade Date:	November 30, 2010

Liquidation Preference:	$25 per share plus accrued and unpaid dividends

Dividend:	8.250% per annum (or $2.0625 per share), accruing from December 7, 2010

Step-Up Dividend:

12.250% per annum (or $3.0625 per share) following a change of control if either the Series A Preferred Shares (or any preferred shares of the surviving entity that are issued in exchange for the Series A Preferred Shares) or the common shares of the surviving entity, as applicable, are not listed on the NYSE or quoted on NASDAQ (or listed or quoted on a successor exchange or quotation system)

Dividend Payment Dates:	March 1, June 1, September 1 and December 1, beginning March 1, 2011

Optional Redemption:	On and after December 7, 2015, redeemable in whole or in part at a redemption price equal to $25 per share plus any accrued and unpaid dividends

Special Optional Redemption:

If at any time following a change of control either the Series A Preferred Shares (or any preferred shares of the surviving entity that are issued in exchange for the Series A Preferred Shares) or the common shares of the surviving entity, as applicable, are not listed on the NYSE or quoted on NASDAQ (or listed or quoted on a successor exchange or quotation system), the Series A Preferred Shares are redeemable in whole but not in part, within 90 days after the first date on which both the change of control has occurred and either the Series A Preferred Shares (or any preferred shares of the surviving entity that are issued in exchange for the Series A Preferred Shares) or the common shares of the surviving entity, as applicable, are not so listed or quoted, for cash at $25 per share, plus accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date.

Listing:	The Issuer intends to file an application with the NYSE. If the application is approved, trading is expected to begin within 30 days of issuance.

Expected Settlement and Delivery Date:	December 7, 2010

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Raymond James & Associates, Inc. toll-free at 1-800-248-8863.